Exhibit 99.1

6701 Center Drive West, Suite 480 Los Angeles, CA 90045 www.versussystems.com

Shannon Pruitt, Global Chief Content & Partnerships Officer at Stagwell Media Network,
to Join Versus Systems Board of Directors

LOS ANGELES, September 20, 2022 -- Versus Systems Inc. (“Versus” or the “Company”) (Nasdaq: VS) today announced the appointment of Ms. Shannon Pruitt to its Board of Directors. As the Global Chief Content Officer of Stagwell Media Network, a global full-service marketing and communications group, Pruitt partners with agency CEOs, clients, publishers, creative, entertainment, sports and gaming companies to develop innovative partnerships, products and solutions to grow and scale the businesses and their offerings. She and her team develop and support brand-driven customer experiences in everything from traditional publisher environments to Web 3.0. The addition of Pruitt to the Versus board bolsters the Company’s existing professional sports partnerships and expansion into Over-the-Top (“OTT”) streaming and media, Corporate Events, and experiential marketing agencies.

Pruitt has spent 20 years at the forefront of marketing and monetization for global clients, distribution companies, and IP rights holders. Pruitt has extensive consumer engagement and marketing experience from her prior roles as Chief Marketing Officer of The Honest Company, Co-founder and President of Dentsu’s The Story Lab, and Chief Content Officer at Carat. She has also previously built and led integrated marketing and sales teams at global production powerhouses Fremantle Media, Mark Burnett Productions, Warner Bros, 19 Entertainment, and Octagon, where was responsible for the strategy and activation of MasterCard’s FIFA World Cup, Major League Baseball and the NFL sponsorships.

“I am thrilled to join the Board of Versus Systems. The opportunity to work with a dynamic, innovative team to enable the future of audience engagement for leading brands and agencies is one I could not pass up,” said Shannon Pruitt. “My vision has always been to re-imagine how brands connect with their audiences, and Versus is truly changing how we interact with content and environments around us with its leading rewards-based technology.”

“We couldn’t be happier to welcome Shannon Pruitt to the Versus team. Her decades of experience collaborating with world-renowned entertainment companies and professional sports leagues around the globe are a tremendous asset for our Company as we further expand into Web 3.0 with our OTT and streaming media offerings,” said Matthew Pierce, Founder and CEO of Versus Systems.

“With her deep experience in consumer engagement and partnerships, Shannon is a perfect fit for the Versus board as the Company continues to expand into new critical verticals like OTT and streaming media,” added Keyvan Peymani, Chairman of the Versus Systems Board of Directors.

About Versus Systems

Versus Systems Inc. is an engagement and rewards company that makes live events, games, shows, and apps more fun to watch and play. Versus adds interactive games, polling, trivia, predictive elements, and other win conditions to existing entertainment - whether in-venue or online - making the content more contextual, personal, and rewarding. Versus works with world class sports teams, leagues, venues, entertainment companies, and other content creators to make engaging, rewarding experiences for fans all over the world. For more information, please visit www.versussystems.com or visit the official Versus Systems YouTube channel.

Investor Contact:
Cody Slach and Sophie Pearson
Gateway Investor Relations
949-574-3860
IR@versussystems.com
or
press@versussystems.com

Disclaimer for Forward-Looking Information

This news release contains certain forward-looking information and forward-looking statements within the meaning of the applicable Canadian securities legislation. All statements, other than statements of historical fact, are forward looking statements and are based on expectations, estimates and projections as at the date of this news release. Any statement that involves discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often but not always using phrases such as “expects”, or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “budget”, “scheduled”, “forecasts”, “estimates”, “believes” or “intends” or variations of such words and phrases or stating that certain actions, events or results “may” or “could”, “would”, “might” or “will” be taken to occur or be achieved) are not statements of historical fact and may be forward looking statements. These forward-looking statements are based on reasonable assumptions and estimates of management of the Company at the time such statements were made. Actual future results may differ materially as forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to materially differ from any future results, performance or achievements expressed or implied by such forward-looking statements. Although the forward-looking statements contained in this news release are based upon what management of the Company believes, or believed at the time, to be reasonable assumptions, the Company cannot assure shareholders that actual results will be consistent with such forward-looking statements, as there may be other factors that cause results not to be as anticipated, estimated or intended. Accordingly, readers should not place undue reliance on forward-looking statements and information. There can be no assurance that forward-looking information, or the material factors or assumptions used to develop such forward-looking information, will prove to be accurate. The Company does not undertake any obligations to release publicly any revisions for updating any voluntary forward-looking statements, except as required by applicable law.